U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          NOTIFICATION OF LATE FILING

                                  FORM 12b-25

Sec. File Number 0-14731            Cusip Number  205216
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                                  [Check One]
  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

                   For the Period Ended: December 31, 1996
                                         -------------------
                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition Report on Form 10-Q
                   [ ] Transition Report on Form N-SAR
                   For the Transition Period Ended _________________________


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            Read Instructions [on back page] Before Preparing Form.
                             Please Print or Type
  Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein
If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant       COMPUTER MARKETPLACE, INC.

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Former Name if Applicable

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Address of Principal Executive Office [Street and Number] 1490 Railroad Street

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City, State and Zip Code    Corona, California  91720

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PART II - RULES 12b-25[b] and [c]

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25[b], the following should be completed.
                          [Check box if appropriate]

     [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;





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[X]  [b] The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [c] The accountant's statement or other exhibit required by Rule 12b-
         25[c] has been attached if applicable.


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PART III - NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,
10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Attach Extra Sheet if Needed] The Company has not been able to compile the requisite financial data necessary to enable it to have to have sufficient time to complete the Company's financial statements by February 14, 1997, which is the required filing date for the Company's quarterly report on Form 10-QSB, without unreasonable effort and expense.


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PART IV - OTHER INFORMATION

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   [1]  Name and telephone number of person to contact in regard to this notification

             Carmella A. Hume                 909               735-2102
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                  [Name]                 [Area Code]        [Telephone No.]

   [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify reports[s].
        [X] YES [ ]  NO


   [3] Is it anticipated that any significant changes in results of operations from thecorresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
        [X] YES   [ ] NO

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          COMPUTER MARKETPLACE, INC.
                          --------------------------
                  [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized

Date   February 14, 1997                     By /s/    Carmella A. Hume
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INSTRUCTIONS:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violation [See 18 U.S.C. 1001]

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17 CFR240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.





















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     It is anticipated that a significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject Form 10-QSB. It is anticipated that consolidated net loss for the three and six month periods ended December 31, 1996 will be approximately $825,000 and $1,270,000, respectively, as compared to a consolidated net loss of approximately $75,000 and $470,000 for the three and six month periods ended December 31, 1995. These results are largly due to a significant decrease in revenues from computer product sales and rentals in the current fiscal periods over similar periods in the prior fiscal year. It is anticipated that revenues from computer product sales and rentals for the three and six month periods ended December 31, 1996 will be approximately $4,340,000 and $9,140,000, respectively, as compared to approximately $7,330,000 and $13,800,000 for the three and six month periods ended December 31, 1995.









































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